Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2013

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of May 7, 2013.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward-looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous drilling at the Tuligtic project;
•	A drill program for the El Cobre property;
•	The Company expects exploration work to be carried out by an optionee on the Merit property;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

The management team at Almaden is encouraged by the recent results of Almaden’s exploration efforts and the following are the highlights of those results to the date of this MD&A:

•	Mexico projects:

o
Ixtaca (part of the Tuligtic property) – On January 31, 2013, the Company was very pleased to announce the maiden resource calculation and preliminary metallurgy for the Ixtaca Zone. Details of the resource and metallurgy including independent authors and QAQC procedures are provided in the Tuligtic Property Section. These results are fully described in the Ixtaca Zone NI 43-101 Indicated and Inferred Mineral Resource Statement Report (filed on SEDAR on March 15th, 2013). The Ixtaca zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal. The resource was presented in gold equivalent (AuEq) ounces and cut-offs calculated based on price ratios (the AuEq calculation is based on three year trailing average prices of $1,500/oz gold and $29/oz silver). The preliminary metallurgical test results indicated non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks.

Highlights of the Resource and Metallurgical Report include the following:

•	Indicated Resource of 2,019,000 AuEq ounces using the base case 0.5 grams per tonne (g/t) AuEq cutoff comprised of 56.99 million tonnes grading at 1.10 g/t AuEq (0.52 g/t Au and 29.91 g/t Ag)

•	Inferred Resource of 1,552,000 AuEq ounces using the base case 0.5 g/t AuEq cutoff comprised of 41.53 million tonnes grading at 1.16 g/t AuEq (0.56 g/t Au and 31.41 g/t Ag)

•
Excellent overall Au and Ag recoveries from a combination of flotation, gravity concentration and intensive leaching averaging 88% for Au and 82% for Ag across all geologic domains: In basement rocks average recoveries are 93% for Au and 82% for Ag (ranging from 88.6 to 96.8% for Au, and 81.8 to 87.0% for Ag); in volcanics 54.1% Au, and 61.9% Ag.

•	High gravity recoveries of Au in basement rocks averaging 55% (ranging from 48% to 59%); 15% for volcanic rocks.

Management believes the outstanding preliminary metallurgical recoveries and maiden resource estimate represent a major milestone for Almaden shareholders underlining the potential and quality of this growing gold-silver deposit. At a discovery cost of under $3.50 per gold equivalent resource ounce using the 0.5 g/t AuEq cutoff, the Ixtaca Zone has been advanced from initial discovery to a world class resource in a little more than 2.5 years with minimal dilution to shareholders. This low discovery cost means the cash spent on the Ixtaca deposit has been converted to an asset: gold in the ground defined by an independent resource study. This is in large part due to the dedication and skill of our team and the economies of owning our own drills. Further, based on the surface footprints of currently known gold in soil anomalies, we see considerable expansion potential along strike from the current resource and elsewhere on the 14,000 hectare 100% owned Tuligtic Project.  We plan to maintain our aggressive pace of exploration in 2013 and carry out engineering studies as we advance the property towards development.

o
Two holes were recently drilled on the El Cobre copper gold project and the results will be available shortly.  The program was curtailed in view of current depressed markets and to focus on the ongoing successful progress on the Ixtaca Zone on the Tuligtic property.  A past deep penetrating TITAN 24 geophysical survey outlined several large targets coincident with geochemical anomalies.  Previous drilling tested shallow parts of some of these and demonstrated porphyry style copper, gold mineralization spread over four kilometres.

o
On March 1, 2013 the Company signed a Letter of Intent with Tarsis Resources Ltd. (“Tarsis”) under which Tarsis will purchase a package of projects in western Mexico and eastern Nevada, USA in exchange for shares of Tarsis and a 2% NSR royalty.  The sale is consistent with Almaden's goal of creating assets through prospecting and maximizing shareholder exposure to discovery with minimum risk.  The sale also allows management to focus time and resources on advancing the Company's Ixtaca gold-silver discovery and other projects in eastern Mexico.  This agreement should allow for earlier development while the Company retains a significant indirect interest.

•	Nevada, USA projects:
o
Willow – The Company completed a TITAN 24 geophysical survey and the property is ready for drilling.  A geological review of this data resulted in drill target selection and permits to drill have been received.  Drilling is dependent on budgeting considerations under current market conditions.

o	BP – The Company completed a soil sampling program. The agreement with Tarsis mentioned above includes the BP and Black Jack Springs properties. The Company also retained a 2% NSR royalty.

•	Canadian projects:
o
Merit – drilling is now expected by the optionee for 2013.  The target here is a silicified ridge with anomalous gold in soil geochemistry.  Trenching exposed vein material which contained anomalous gold values in rock and soil.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year. Almaden has set significant milestones including the following:

•	Mexican projects:
o
Ixtaca – Having announced the resource calculation and metallurgical results in late January 2013, the Company continues to drill as part of its on-going exploration drill program with the objective of expanding the resource and seeking new zones of mineralization elsewhere on the property.

o	El Cobre –The Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program.
o	Others – The Company is advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

•	Nevada, USA projects:
o
Willow – A first stage drill program has been planned and permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.  This will depend on availability of personnel and budgets.

•	Canadian projects:
o	Merit – Drilling is expected in 2013 by the optionee.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  The Company does advance projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do further work to demonstrate further potential.

The Company has assembled mineral exploration projects, including Ixtaca (Tuligtic), through its grass roots exploration efforts.  While the properties are largely at early stages of development, they provide opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca.  Currently two projects (Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures.  The Dill and Fuego properties were sold with royalties retained.  Four further projects are held in joint ventures.  Almaden also holds a NSR interest in 16 projects, none of which is currently in production.  These joint ventures and NSR’s resulted from the Company’s discovery and option process.  Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures.  Through this means, the Company has been able to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed these projects without a partner.  The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A. On January 31st, 2013, Almaden announced the results of preliminary scoping-level metallurgy as well as the maiden NI 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone of its 100% owned Tuligtic Gold-Silver Project Mexico. These results are summarized in the Highlight and Tuligtic Property sections of this MD&A report. As required by NI 43-101, Almaden filed on March 15th, 2013 a Technical Report containing the results of preliminary scoping-level metallurgy performed by Blue Coast Research Ltd, and reviewed and summarised by Dr. Andrew Bamber, P.Eng., as well as the maiden NI 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone of its 100% owned Tuligtic Gold-Silver Project Mexico performed by Giroux Consultants Ltd.  The report is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. and Dr. Andrew Bamber, P.Eng. of MineSense Ltd. all of whom act as independent consultants to the Company, are Qualified Persons as defined by NI 43-101.

Description of Metal Markets

Most commodity prices have risen over the last decade but given the current economic climate, commodities prices have experienced a sharp correction as did precious metals.  For base metals, this appears to have been related to concerns related to economic conditions in the large developing nations that are building infrastructure and the size of above ground metal inventory or stockpiles.  There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might further affect metal prices.  With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to difficult economic conditions around the world and how these might affect capital and operating costs, profits and personal savings.  Gold and silver funds have experienced redemptions that resulted in liquidations of metals held and thus have adversely reduced metal prices.  The threat of the central bank of Cyprus selling its gold holdings to help cover debts had led to fears of other nations doing the same.  How much of this is possible is unknown because some central banks have reportedly leased their gold and would have to end such arrangements before selling.  These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

Merger and acquisition activity in large organizations appears to have slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover.  Severe write-downs on some high profile acquisitions have resulted in more caution by potential merger and acquisition candidates.  This activity is expected to move down to intermediate and smaller companies with attractive assets.  This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In recent times, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed and seeking to acquire advanced properties acquired many of these rather than conduct grassroots exploration.  As a result, there have been fewer such properties available at times when there has been an appetite to finance such properties.  The result is a dearth of grassroots exploration and a severe lack of high potential new projects entering the exploration pipeline.

The uncertain times have led to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment.  Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive. Markets for the shares of gold and silver related mining and exploration companies are currently in a severe down trend.  This makes financing projects difficult for many including potential partners who may wish to option a Company project.  Because of this, exploration is minimal throughout the industry while resources being mined are not being replaced.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The property is 100% owned by Almaden.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

On January 31, 2013, the Company announced the maiden resource calculation and preliminary metallurgy for the Ixtaca Zone as summarized in the table below.  The Ixtaca zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal.  The resource was presented in gold equivalent (AuEq) ounces and cut-offs calculated based on price ratios (the AuEq calculation is based on three year trailing average prices of $1,500/oz gold and $29/oz silver).  The preliminary metallurgical test results indicate non-optimised gold and silver recoveries that are roughly equivalent for each geological domain.  The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks.

Table 1 - Ixtaca Zone NI 43-101 Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3 g/t, 0.4, 1 and 2 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1,500/oz gold and $29/oz silver.

Resource Estimate

The data available for the resource estimation consisted of 225 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semivariograms for each variable.  Grades were interpolated into blocks 10 x 10 x 5 m in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Indicated or Inferred based on drill hole density and grade continuity.

Metallurgical Gold and Silver Test work

Metallurgical testwork on Ixtaca commenced with the treatment of a range of composite samples, comprising half drillcore intersections from each of the main geologic domains: dyke, limestone, limestone/dyke high grade (HG), black shale (Northeast Extension Zone) and volcanic tuff material. Each composite was made up of five sub composites, each of which was taken from a separate drillhole, representing a different part of the respective geologic domain. Samples were shipped from Ixtaca in late August, 2012 and inspected at the Blue Coast Laboratory in early September 2012 prior to processing. Grades of composites received for testing are presented in Table 2.

Zone	Au (g/t)	Ag (g/t)
Dyke	0.73	45.6
Limestone	0.76	49.25
Limestone/Dyke HG	2.01	123.5
Black Shale	0.93	46.4
Tuff	0.8	12.95
Table 2 – Ixtaca Metallurgical Domain Sample Grades

Metallurgical testwork comprising gravity-recoverable gold (GRG) testwork, leaching of the gravity tailings, as well as stage- and bulk flotation tests on each of the 5 zone samples was conducted between October and December 2012. Initial excellent results for GRG testing as well as flotation on the HG samples indicated good potential for these process routes. Combinations of gravity, leaching and flotation indicate excellent potential for gold and silver recovery from the resource. Individual metallurgical results for the zones tested are shown in Table 3.

	Gravity Only Recovery		Flotation Only Recovery
Zone	Au (Wt%)	Ag (Wt%)	Au (Wt%)	Ag (Wt%)
Dyke	48.4	N/A	94.4	87.0
Limestone	58.7	N/A	85.7	79.9
Limestone/Dyke HG	58.7	N/A	92.0	88.8
Black Shale	54.9	N/A	93.2	83.5
Tuff (Volcanic)	15.1	N/A	52.3	63.2
Table 3 –Metallurgical Results for Ixtaca Domain Samples

Initial process results indicate that treatment of Ixtaca material by a combination of grinding to a p80 of 100-150µm plus gravity recovery on the cyclone underflow, with recovery of gold and silver by means of bulk flotation, followed by intensive leaching of the combined gravity and flotation concentrates is a viable process route for the Ixtaca resource. A summary of metallurgical parameters for the main zones tested for this process route is presented in Table 4.

Zone	Overall Recovery
	Au Wt%	Ag Wt%
Dyke	96.8	85.3
Limestone	88.7	78.3
Limestone HG	94.9	87.0
Black Shale	95.9	81.8
Tuff (Volcanic)	54.1	61.9
Table 4 – Overall Projected Gravity + Flotation + Intensive Leach Recoveries

QAQC and Reporting

On March 15th, 2013 Almaden filed the independent report describing this resource and preliminary metallurgy on SEDAR, EDGAR and Almaden’s website. The report is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. and Dr. Andrew Bamber, P.Eng. of MineSense Ltd. all of whom act as independent consultants to the Company, are Qualified Persons as defined by NI 43-101.  The metallurgical testing work was conducted by Blue Coast Group, Parkesville, British Columbia.  The metallurgical testing results were reviewed by independent metallurgical engineer Dr. Andrew Bamber, P.Eng. who authored the above summary of the metallurgical test work.  The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”).  Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with NI 43-101 requirements.  In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases.  The review included an audit approximately 10% of drill core analyses used in the mineral resource estimate.  A total of 6,826 database gold and silver analyses were verified against original analytical certificates.  Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.  The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with handled with appropriate reanalyses.  The mineral resource estimate referenced in the January 31st press release and March 15th Technical Report was prepared in November-December 2012 by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

During the three months ended March 31, 2013, the Company incurred $1,301,133 of exploration costs, primarily on drilling and assaying compared to $1,636,694 during the same period in 2012.

Upcoming / Outlook

In 2013, the Company plans to continue its drill program in hopes to expand the recently released preliminary resource estimate and to continue outlining the potential of the Ixtaca Zone, Ixtaca North Zones and Northeast Extension.  Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  Further metallurgical work and preparation of a Preliminary Economic Analysis are also planned.  This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned (subject to a 0.5% NSR)

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup).  As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The 100% Almaden owned El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers.  Drilling by Almaden and past partners along this strike length has returned significant copper and gold values.  The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks.  Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.  More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.  In November 2011, Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property.  This program was planned to help identify where to focus a program of deeper drilling which is currently underway.  Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$1,500,000.

During the three months ended March 31, 2013, the Company incurred a total of $138,870 of exploration costs on El Cobre compared to $712,568 less recoveries of $228,742 during the same period in 2012.

Upcoming / Outlook

In December 2012, Almaden commenced a 5,000-meter exploration drill program at El Cobre.  This was suspended in the first quarter of 2013 after completing two holes on one of the multiple targets due to budgetary reasons to allow the Company to focus on the Ixtaca Zone of the Tuligtic project.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No work was conducted during the 2013 drilling season because a suitable drill was not available to sample lake bottom till from the ice road and under conditions of the property.  The drill program has been deferred until next winter.

During the three months ended March 31, 2013, $8,133 was spent primarily on the property maintenance compared to $8,622 during the same period in 2012.

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets.  A drill program has been permitted but will be subject to staff and budget availability.

During the three months ended March 31, 2013, the Company incurred $Nil exploration costs on the property compared to $3,867 during the same period in 2012.

Other properties:

(i) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.  A drill program was being considered for this property and is fully permitted.  In 2010, the Company optioned the property to Windstorm Resources Inc. who terminated the agreement in 2012. The Company will plan further work based on crew and equipment availability.  During the three months ended March 31, 2013, the Company incurred $55,496 of exploration costs to maintain the property, all of which were written-off to operations.

(ii) Yago – Mexico
100% owned

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block.  Sampling at Carretara (also known as Gallo de Oro) produced encouraging results.  During the three months ended March 31, 2013, the Company incurred costs of $51,516 to maintain the property compared to exploration costs of $28,462 during the same period in 2012, all of which were written-off to operations.  A Letter of Intent dated March 1, 2013 was signed to vend along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty.

(iii) Matehuapil and Santa Isabela – Mexico
100% owned

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”), formerly Apex Silver Mines Limited, to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).  In 2010 Golden Minerals completed a preliminary diamond drilling program on the project.  No significant assays were intersected.  On April 8, 2013, the Company received notice from Golden Minerals of their intention to terminate the agreement subject to meeting all the termination conditions. The Company will review final reports from Gold Minerals and decide the appropriate action for this property.

(iv) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.

(v) Merit – B.C., Canada
100% owned; Sunburst Explorations Inc. option to earn 60%

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest in the Merit property, Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.  Target definition work was completed by Sunburst and drilling is expected in 2013.  Sunburst is currently applying for a TSX Venture Exchange listing.

(vi) Dill – B.C., Canada

On January 23, 2012, the Company entered into an agreement with Fjordland Exploration Inc. (“Fjordland”) to earn a 100% interest.  Fjordland paid the Company $25,000 cash and issued 250,000 shares to the Company.  On January 21, 2013, Fjordland acquired a 100% interest in the property paying the Company an additional $25,000 cash and issuing an additional 250,000 common shares to the Company.  A further 1,500,000 shares of Fjordland will be issued to the Company upon the completion of a NI 43-101 Resources Estimate.

(vii) BP – Nevada, USA
100% owned

A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block in 2010. It covers an area of hydrothermal alteration, including extensive jasperoid development and clay alteration in shale units.  Preliminary sampling on this property found anomalous values in precious metals and pathfinder elements.  During the three months ended March 31, 2013 and 2012, the Company incurred $Nil costs on the property.  In a Letter of Intent dated March 1, 2013, the property was vended along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 29, 2013.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.  The prices of other metals and mineral products that the Company may explore have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At May 7, 2013 there were 5,940,000 stock options outstanding. Directors and officers hold 4,810,000 of the options and 1,130,000 are held by employees and consultants of the Company.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At March 31, 2013, the Company concluded impairment indicators exist with respect to certain exploration and evaluation assets and an impairment of exploration and evaluation assets of $155,646 has been recognized.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Mar 13 Quarter	Dec 12 Quarter	Sep 12 Quarter	Jun 12 Quarter	Mar 12 Quarter	Dec 11 Quarter	Sep 11 Quarter	Jun 11 Quarter
	$	$	$	$	$	$	$	$
Total revenue	55,209	75,319	115,338	66,069	42,441	63,179	59,075	86,317
Net (loss) income	(1,680,232)	(5,414,896)	(1,989,068)	(2,103,020)	(731,393)	9,955,344	3,127,011	(4,944,663)
(Loss) income per share – basic	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)	0.18	0.05	(0.09)
(Loss) income per share – diluted	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)	0.17	0.05	(0.09)
Income on exploration and evaluation assets	115,590	5,000	-	-	42,500	10,945,319	4,127,166	-
Write-down of interests in exploration and evaluation assets	155,646	328,492	306,312	499,902	134,150	77,468	55,146	57,738
Share-based payments	11,400	201,200	1,016,000	499,050	-	51,600	434,000	4,384,800
Working capital	16,087,288	19,474,784	22,365,888	23,900,168	28,193,773	30,513,403	21,480,759	29,693,333
Total assets	47,020,941	49,132,316	49,912,312	50,040,837	53,459,890	53,905,269	43,528,724	40,013,243
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2013 compared to the three months ended March 31, 2012

For the three months ended March 31, 2013, the Company recorded a net loss of $1,680,232 or $0.03 per share compared to a net loss of $747,143 or $0.01 per share for the three months ended March 31, 2012.  The increase in net loss was primarily the result of the Company having to recognize non-cash expenses for loss on investment in associate, for impairment of exploration and evaluation assets and for loss on fair-value of contingent shares receivable.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue during the quarter ended March 31, 2013 consisted of interest income and other income from office rental of $55,209 compared to $42,441 for the three months ended March 31, 2012.  The increase in interest income was the result of the Company investing in higher yield investments.

During the three months ended March 31, 2013, income on exploration and evaluation assets was the results of sales of two properties totalling $115,590 compared to one in amount of $26,750 during the three months ended March 31, 2012.  The sale or option of properties aims to advance the projects with partners at a very early stage of exploration.

General and administrative expenses were $602,509 in the first quarter of 2013 (March 31, 2012 - $586,412).  The increase in general and administrative expenses was the result of higher salary and benefits, travel and promotion and office and license.  The increase in general and administrative expenses was offset by a reduction in professional fees due to lower accounting and consulting fees.

General exploration expenses of $182,174 were incurred in the first quarter of 2013 compared to $191,121 for the three months ended March 31, 2012.  These expenditures were relatively unchanged from 2012 and vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended March 31, 2013 compared to March 31, 2012 included impairment of exploration and evaluation assets, loss on fair-value of contingent share receivable and loss on investment in associate.  The impairment of exploration and evaluation assets of $155,646 (March 31, 2012 - $134,150) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset interest held at that time.  During the first quarter of 2013, the loss on fair-value of contingent share receivable of $140,700 decreased compared to the same period in 2012 (March 31, 2012 - $180,000) due to the decline in the fair value of the common shares and the receipt of Gold Mountain Mining Corporation’s (“Gold Mountain”) bonus shares on January 28, 2013.  The loss on investment in associate of $766,747 during the three months ended March 31, 2013 compared to a gain of $159,094 during the three months ended March 31, 2012 was due to the recognition of the equity loss/income in Gold Mountain. The equity pick up can vary from period to period based on the performance of Gold Mountain.

Liquidity and Capital Resources

At March 31, 2013, the Company had working capital of $16,087,288 including cash and cash equivalents of $13,729,097 compared to working capital of $19,474,784 including cash and cash equivalents of $16,487,408 at December 31, 2012.  The decline in working capital of $3,387,496 is mainly due to capitalized expenses incurred for the on-going drill program at Ixtaca and general and administrative expenses.  In addition, the fair market value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2013 was $2,596,864 or $2,322,096 above book value as presented in the financial statements.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Furthermore, the Company has no long-term debt.

Cash used in operations during the quarter ended March 31, 2013 was $833,167 (2012 – $589,191), after adjusting for non-cash activities.

Cash used in investing activities during the first quarter ended March 31, 2013 was $2,006,694 (2012 – cash from of $2,221,067).  Significant items include expenditures on mineral property interests of $2,049,928 (2012 - $2,081,744) primarily on drilling the Tuligtic property in Mexico.  The quarter ended March 31, 2012 included net proceeds from the sale of marketable securities of $4,264,578.

During the three months period ended March 31, 2013, the Company received $81,550 (2012 - $0) on the exercise of 45,000 stock options.

Management estimates that the current cash position and expected future cash flows from stock options and participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2011	59,122,321	$73,353,977
December 31, 2012	59,722,321	$75,237,977
May 7, 2013	60,017,321	$75,895,177

Share issuances during fiscal 2013:

During the period ended May 7, 2013, the Company received $81,550 on the exercise of 45,000 stock options.  The Company also issued 250,000 shares with a deemed value of $2.15 per share pursuant to a property acquisition agreement.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 10(d) to the consolidated financial statements for the year ended December 31, 2012.  During the three months ended March 31, 2013 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
20,000	$2.26	February 22, 2015
90,000	$1.98	April 3, 2018
25,000	$1.67	April 25, 2015

The following table summarizes information about stock options outstanding at May 7, 2013:

Expiry date	Exercise price	Dec 31, 2012	Granted	Exercised	Expired/ Cancelled	May 7, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(20,000)	-	1,020,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	250,000	-	-	-	250,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 3, 2018	$1.98	-	90,000	-	-	90,000
Options outstanding and exercisable		5,890,000	135,000	(45,000)	(40,000)	5,940,000
Weighted average
exercise price		$2.39	$2.26	$1.81	$2.35	$2.38

As of date of this MD&A, there were 60,017,321 common shares issued and outstanding and 65,957,321 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at March 31, 2013, the remaining payments for the executive contracts and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total

Office lease	$50,250	$75,000	$81,000	$6,700	$-	$212,950
Executive contracts	378,750	505,000	-	-	-	883,750
	$429,000	$580,000	$81,000	$6,700	$-	$1,096,700

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended March 31,
	2013		2012

Salaries, fees and benefits	$172,500	(i)	$153,750	(ii)
Director’s fees	48,000		39,000
	$220,500		$192,750

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $66,250 for geological services provided to the Company and recorded in General Exploration Expenses.

(ii)	Hawk Mountain was paid $56,250 for geological services provided to the Company.

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

ii)  Other

a)
During the three months ended March 31, 2013, an additional $3,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (March 31, 2012 - $3,000).

b)
During the three months ended March 31, 2013, the Company paid the Chairman’s daughter a salary of $7,250 less statutory deductions (March 31, 2012 - $14,866) for marketing and administrative services.

Financial Instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)  Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$1,341,368	$240,106
Accounts receivable and prepaid expenses	-	627,656
Total assets	$1,341,368	$867,762

Trade and other payables	$40,800	$-
Total liabilities	$40,800	$-

Net assets	$1,300,568	$867,762

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $134,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $24,000.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $137,000.

(e)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $26,000.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,385,966	$-	$-	1,385,966

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares and stock options as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

None

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of accounts receivable and prepaid expenses which are included in the condensed consolidated interim statements of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the condensed consolidated interim statements of financial position;
o	the inputs used in accounting for share option expense in the condensed consolidated interim statements of comprehensive loss;
o
the provision for income taxes which is included in the consolidated statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2012;

o	the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statements of financial position;
o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);
o	the estimated

Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after March 31, 2013 or later periods.  Updates which are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•
IAS 32 Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting.  The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

•
IFRS 9 Financial Instruments (“IFRS 9”) was issued November 2009 and contained requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:  amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2013, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of March 31, 2013, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2013 that has materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, C.A.
William J. Worrall, Q.C.

Audit Committee members:
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
William J. Worrall, Q.C.

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, C.A.

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, C.A. – Chief Financial Officer
Dione Bitzer, CMA – Controller & Secretary